Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Revenue
Premiums
Gross	$4,937	$3,835	$13,835	$11,661
Less: Ceded	1,049	1,721	3,206	4,817
Net premiums	3,888	2,114	10,629	6,844
Net investment income (loss):
Interest and other investment income	1,359	1,362	4,123	3,961
Fair value and foreign currency changes on assets and liabilities (Note 5)	1,182	(168)	7,135	(1,173)
Net gains (losses) on available-for-sale assets	53	47	182	189
Net investment income (loss)	2,594	1,241	11,440	2,977
Fee income	1,410	1,338	4,138	3,886
Total revenue	7,892	4,693	26,207	13,707

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,654	3,516	11,207	10,407
Increase (decrease) in insurance contract liabilities (Note 7)	2,294	419	9,762	592
Decrease (increase) in reinsurance assets (Note 7)	(224)	(66)	(317)	(380)
Increase (decrease) in investment contract liabilities (Note 7)	11	(32)	26	(39)
Reinsurance expenses (recoveries) (Note 8)	(1,196)	(1,662)	(3,240)	(4,638)
Commissions	601	534	1,720	1,534
Net transfer to (from) segregated funds (Note 11)	(41)	(27)	(174)	(40)
Operating expenses	1,510	1,245	4,322	3,654
Premium taxes	84	74	249	217
Interest expense	76	86	236	242
Total benefits and expenses	6,769	4,087	23,791	11,549

Income (loss) before income taxes	1,123	606	2,416	2,158
Less: Income tax expense (benefit) (Note 9)	206	79	418	419

Total net income (loss)	917	527	1,998	1,739
Less: Net income (loss) attributable to participating policyholders and non-controlling interest	155	21	168	14

Shareholders’ net income (loss)	762	506	1,830	1,725
Less: Preferred shareholders’ dividends	25	24	73	76
Common shareholders’ net income (loss)	$737	$482	$1,757	$1,649

Average exchange rates during the reporting periods:
U.S. dollars	1.30	1.31	1.32	1.26
U.K. pounds	1.71	2.03	1.84	1.93
Earnings (loss) per share (Note 13)
Basic	$1.20	$0.79	$2.87	$2.69
Diluted	$1.20	$0.79	$2.85	$2.68

Dividends per common share	$0.405	$0.38	$1.20	$1.12

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Total net income (loss)	$917	$527	$1,998	$1,739
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	137	569	(827)	1,214
Unrealized gains (losses) on net investment hedges	–	(11)	–	(22)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	110	(121)	418	(115)
Reclassifications to net income (loss)	(35)	(26)	(115)	(103)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	1	3	(15)	3
Reclassifications to net income (loss)	(1)	(3)	(1)	(4)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	19	(69)	(22)	(1)
Reclassifications to net income (loss) upon change in control (Note 3)	–	–	(8)	–
Total items that may be reclassified subsequently to income	231	342	(570)	972
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(14)	(2)	(72)	33
Total items that will not be reclassified subsequently to income	(14)	(2)	(72)	33
Total other comprehensive income (loss)	217	340	(642)	1,005
Total comprehensive income (loss)	1,134	867	1,356	2,744
Less: Participating policyholders’ and non-controlling interest comprehensive income (loss)	157	25	164	23
Shareholders’ comprehensive income (loss)	$977	$842	$1,192	$2,721
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$–	$(3)	$1	$(13)
Unrealized gains / losses on available-for-sale assets	(39)	52	(131)	55
Reclassifications to net income for available-for-sale assets	12	11	39	42
Unrealized gains / losses on cash flow hedges	–	(1)	2	(1)
Reclassifications to net income for cash flow hedges	1	1	1	1
Total items that may be reclassified subsequently to income	(26)	60	(88)	84
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	8	2	32	(13)
Total items that will not be reclassified subsequently to income	8	2	32	(13)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(18)	$62	$(56)	$71

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	39

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2016	December 31, 2015
Assets
Cash, cash equivalents and short-term securities (Note 5)		$7,992	$8,983
Debt securities (Note 5)		76,039	69,896
Equity securities (Note 5)		5,731	5,313
Mortgages and loans		39,707	39,103
Derivative assets		2,910	1,866
Other invested assets (Note 5)		3,851	3,111
Policy loans		3,112	3,151
Investment properties		6,492	6,540
Invested assets		145,834	137,963
Other assets		4,524	4,567
Reinsurance assets (Note 7)		5,437	5,386
Deferred tax assets		1,552	1,372
Intangible assets		1,672	1,479
Goodwill		5,302	4,646
Total general fund assets		164,321	155,413
Investments for account of segregated fund holders (Note 11)		95,386	91,440
Total assets		$259,707	$246,853
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$118,750	$110,227
Investment contract liabilities (Note 7)		2,913	2,913
Derivative liabilities		2,803	3,378
Deferred tax liabilities		634	405
Other liabilities		12,132	12,332
Senior debentures		1,299	2,248
Subordinated debt		3,835	2,492
Total general fund liabilities		142,366	133,995
Insurance contracts for account of segregated fund holders (Note 11)		88,388	83,670
Investment contracts for account of segregated fund holders (Note 11)		6,998	7,770
Total liabilities		$237,752	$225,435
Equity
Issued share capital and contributed surplus		$10,917	$10,900
Shareholders’ retained earnings and accumulated other comprehensive income		10,687	10,350
Total shareholders’ equity		21,604	21,250
Participating policyholders’ equity and non-controlling interest		351	168
Total equity		$21,955	$21,418
Total liabilities and equity		$259,707	$246,853

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.31	1.38
	U.K. pounds	1.70	2.04

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 9, 2016.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

40	Sun Life Financial Inc.	Third Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2016	September 30, 2015
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,567	8,465
Stock options exercised	17	35
Common shares purchased for cancellation	–	(74)
Issued under dividend reinvestment and share purchase plan	–	65
Issued as consideration for business acquisition	–	34
Balance, end of period	8,584	8,525
Contributed surplus
Balance, beginning of period	76	83
Share-based payments	3	3
Stock options exercised	(3)	(7)
Balance, end of period	76	79
Retained earnings
Balance, beginning of period	7,891	6,762
Net income (loss)	1,830	1,725
Dividends on common shares	(735)	(685)
Dividends on preferred shares	(73)	(76)
Common shares purchased for cancellation (Note 10)	–	(138)
Transaction with non-controlling interest (Note 3)	(47)	–
Balance, end of period	8,866	7,588
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	2,459	1,164
Total other comprehensive income (loss) for the period	(638)	996
Balance, end of period	1,821	2,160
Total shareholders’ equity, end of period	$21,604	$20,609
Participating policyholders:
Balance, beginning of period	$168	$141
Net income (loss)	169	14
Total other comprehensive income (loss) for the period (Note 14)	(3)	9
Total participating policyholders’ equity, end of period	$334	$164
Non-controlling interest:
Balance, beginning of period	$–	$–
Non-controlling interest arising from acquisition and capital transaction	19	–
Net income (loss)	(1)	–
Total other comprehensive income (loss) for the period (Note 14)	(1)	–
Total non-controlling interest, end of period	$17	$–
Total equity	$21,955	$20,773

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	41

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$1,123	$606	$2,416	$2,158
Add: Interest expense related to financing activities	62	75	201	223
Operating items not affecting cash:
Increase (decrease) in contract liabilities	2,387	484	9,948	565
(Increase) decrease in reinsurance assets	(239)	(182)	(381)	(504)
Unrealized (gains) losses on invested assets	(917)	834	(6,541)	2,785
Other non-cash items	364	(162)	160	(1,477)
Operating cash items:
Deferred acquisition costs	(12)	(14)	(21)	(45)
Realized (gains) losses on assets	(230)	(233)	(1,303)	(755)
Sales, maturities and repayments of invested assets	9,338	9,855	34,856	34,242
Purchases of invested assets	(11,042)	(10,086)	(37,401)	(34,232)
Change in policy loans	(18)	(23)	(36)	(47)
Income taxes received (paid)	(49)	(151)	(239)	(365)
Mortgage securitization (Note 5)	44	65	375	164
Other cash items	(171)	197	257	13
Net cash provided by (used in) operating activities	640	1,265	2,291	2,725
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(32)	(26)	(79)	(65)
Investment in and transactions with joint ventures and associates	(35)	–	(368)	(3)
Dividends received from joint ventures and associates	–	–	14	32
Acquisitions, net of cash and cash equivalents acquired (Note 3)	(67)	(573)	(1,304)	(578)
Other investing activities	(17)	(16)	(55)	(50)
Net cash provided by (used in) investing activities	(151)	(615)	(1,792)	(664)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(65)	24	(198)	55
Redemption of senior debenture (Note 10)	–	497	(950)	497
Issuance of subordinated debt, net of issuance costs (Note 10)	995	–	1,343	–
Issuance of common shares on exercise of stock options	2	1	14	28
Common shares purchased for cancellation (Note 10)	–	–	–	(212)
Dividends paid on common and preferred shares	(269)	(228)	(797)	(685)
Interest expense paid	(69)	(52)	(207)	(200)
Net cash provided by (used in) financing activities	594	242	(795)	(517)
Changes due to fluctuations in exchange rates	41	185	(301)	375
Increase (decrease) in cash and cash equivalents	1,124	1,077	(597)	1,919
Net cash and cash equivalents, beginning of period	4,791	4,206	6,512	3,364
Net cash and cash equivalents, end of period	5,915	5,283	5,915	5,283
Short-term securities, end of period	1,948	2,629	1,948	2,629
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$7,863	$7,912	$7,863	$7,912

The attached notes form part of these Interim Consolidated Financial Statements.

42	Sun Life Financial Inc.	Third Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2015 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2015 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2016

In December 2014, the IASB issued Disclosure Initiative, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. Certain disclosures in our Interim Consolidated Financial Statements were revised, including combining Property and equipment into Other assets. The amendments also require separate disclosure of the share of the other comprehensive income of joint ventures and associates, which is presented in our Interim Consolidated Statements of Comprehensive Income (Loss) adopted retrospectively.

The following amendments are also effective for annual periods beginning on or after January 1, 2016, and did not have a material impact on our Interim Consolidated Financial Statements.

In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations, which amends IFRS 11 Joint Arrangements. These amendments applied prospectively, provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business.

In May 2014, the IASB issued Clarification of Acceptable Methods of Depreciation and Amortization, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments applied prospectively, clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs, with some amendments applied prospectively and others applied retrospectively.

In December 2014, the IASB issued Investment Entities: Applying the Consolidation Exception, which amends IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities, and IAS 28 Investment in Associates and Joint Ventures. The amendments clarify certain accounting requirements related to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income, or both. The amendments applied retrospectively, include permitting a non-investment entity to retain the fair value accounting applied by its investment entity joint venture or associate when applying the equity method of accounting.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	43

Amended International Financial Reporting Standards Issued in 2016

In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which provides additional guidance and relief on transition to IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). These amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRS 15, along with these amendments, will have on our Consolidated Financial Statements.

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment, which clarifies how to account for certain types of share-based payment transactions, such as the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are effective for annual periods beginning on or after January 1, 2018, and are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. The amendments are to be applied prospectively, with retrospective application permitted. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In September 2016, the IASB issued amendments to IFRS 4 Insurance Contracts (“IFRS 4”), to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4, an optional temporary exemption from applying IFRS 9 Financial Instruments (“IFRS 9”), until 2021 (the “deferral approach”). The entities that defer the application of IFRS 9 will continue to apply IAS 39 Financial Instruments: Recognition and Measurement, the existing financial instrument standard. We are currently assessing the impact that the adoption of these amendments will have on our Consolidated Financial Statements.

3.     Acquisitions

Acquisition in Sun Life Financial United States

On March 1, 2016, we completed the purchase of the U.S. Employee Benefits business of Assurant, Inc. (“Assurant EB”) for total consideration of $1,264 which consisted of a ceding commission and a payment for the acquisition of direct subsidiaries. The purchase price includes contingent consideration of $21 that was paid in the third quarter. The acquisition was effected through reinsurance agreements and the direct purchase of 100% of the voting shares of certain legal entities. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial United States (“SLF U.S.”) reportable segment in Note 4. The acquisition adds new capabilities and increases the size and scale of this business segment.

During the second quarter of 2016, provisional amounts for intangible assets have been separately identified, valued, and recognized as part of the purchase price allocation presented below. Items on the statement of financial position that may be adjusted include insurance contract liabilities, intangible assets, goodwill, and deferred tax assets until finalization of the purchase price accounting.

The components of the fair value of net identifiable assets recognized from this acquisition consist of the following:

As at March 1, 2016
Fair value of consideration transferred	$1,264
Fair value of net identifiable assets acquired:
Assets acquired:
Invested assets	$2,345	(1)
Other assets	156
Deferred tax assets	205
Intangible assets	270	(2)
Total assets acquired	$2,976
Liabilities assumed:
Insurance contract liabilities	$2,302
Other liabilities assumed	105
Total liabilities assumed	$2,407
Fair value of net identifiable assets acquired	$569
Goodwill	$695	(3)

(1)	Includes cash and cash equivalents of $53, debt securities of $1,828, mortgages and loans of $376, and equity securities of $88.
(2)

The acquired intangible assets are finite life intangible assets that consist of client relationship intangible assets of $180 and distribution intangible assets of $90 that will be amortized on a straight-line basis over 15 years.

(3)

The goodwill represents the excess of the purchase price over the fair value of net assets and includes the benefit of synergies and future business and other economic benefits arising from this transaction of which $318 is deductible for tax purposes.

44	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Acquisition in Sun Life Financial Asia

On January 7, 2016, we completed a transaction to increase our ownership interest in our joint venture insurance company in Vietnam, PVI Sun Life Insurance Company Limited (“PVI Sun Life”), from 49% to 75% by acquiring from PVI Holdings an additional 26% of PVI Sun Life’s charter capital for cash consideration of $49. As a result of this transaction, we obtained control and re-measured our existing ownership interest in PVI Sun Life at fair value on the acquisition date, resulting in the recognition of a one-time, non-cash gain of $31 recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. This gain consists of $23 related to the difference between the fair value and carrying value of our 49% interest in PVI Sun Life under the equity method of accounting and $8 related to reclassification of cumulative translation difference from accumulated other comprehensive income to net income. The fair value of net identifiable assets includes cash and cash equivalents of $2 and intangible assets of $6. The acquired intangible asset is subject to amortization on a straight-line basis. Goodwill arising from this transaction was $51, which primarily reflects expectations of future business. Non-controlling interest arising from acquisition was $18, which was recognized as its proportionate share of the fair value of the net identifiable assets. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial Asia (“SLF Asia”) reportable segment in Note 4. In connection with this acquisition, we also entered into an agreement that allows PVI Holdings to sell all of its remaining charter capital in PVI Sun Life to us within a 10-year period, which is recognized as Transaction with non-controlling interest in our Interim Consolidated Statements of Changes in Equity.

On July 1, 2016, we increased our investment in our joint venture in Indonesia, PT CIMB Sun Life (“CSL”) from 49% to 100% and simultaneously entered into an extended bancassurance agreement with PT Bank CIMB Niaga to strengthen our distribution capabilities for total consideration of approximately $76, consisting of $54 initial cash consideration and estimated contingent consideration of $22 to be paid over the next 3 years. As a result of this transaction, we obtained control and re-measured our existing ownership interest in CSL at fair value on the acquisition date, resulting in the recognition of a one-time, non-cash gain of $6 recorded in Interest and other investment income in our Interim Consolidated Statements of Operations, which relates to the difference between the fair value and carrying value of our 49% interest in CSL under the equity method of accounting. The fair value of net identifiable assets includes cash and cash equivalents of $8, distribution intangible assets of $67 and a net deferred tax liability of $17. The acquired intangible asset is subject to amortization on a straight-line basis. Goodwill arising from this transaction was $45, which primarily reflects expectations of future business and expense synergies. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial Asia (“SLF Asia”) reportable segment in Note 4.

4.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., Sun Life Financial Asset Management (“SLF Asset Management”), SLF Asia, and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	45

Results by segment for the three months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$655	$7	$–	$–	$5	$–	$667
Life insurance	996	737	–	490	26	–	2,249
Health insurance	1,105	907	–	4	5	–	2,021
Total gross premiums	2,756	1,651	–	494	36	–	4,937
Less: ceded premiums	911	98	–	34	6	–	1,049
Net investment income (loss)	1,394	475	6	211	533	(25)	2,594
Fee income	253	55	997	93	32	(20)	1,410
Total revenue	3,492	2,083	1,003	764	595	(45)	7,892
Less:
Total benefits and expenses	3,066	1,830	725	655	538	(45)	6,769
Income tax expense (benefit)	93	(1)	97	12	5	–	206
Total net income (loss)	$333	$254	$181	$97	$52	$–	$917
2015
Gross premiums:
Annuities	$345	$25	$–	$–	$4	$–	$374
Life insurance	956	560	–	274	28	–	1,818
Health insurance	1,039	596	–	4	4	–	1,643
Total gross premiums	2,340	1,181	–	278	36	–	3,835
Less: ceded premiums	1,391	153	–	11	166	–	1,721
Net investment income (loss)	202	814	–	(20)	260	(15)	1,241
Fee income	238	51	950	77	41	(19)	1,338
Total revenue	1,389	1,893	950	324	171	(34)	4,693
Less:
Total benefits and expenses	1,183	1,881	637	233	187	(34)	4,087
Income tax expense (benefit)	58	(52)	109	14	(50)	–	79
Total net income (loss)	$148	$64	$204	$77	$34	$–	$527

46	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$1,536	$11	$–	$4	$21	$–	$1,572
Life insurance	2,956	1,995	–	1,381	74	–	6,406
Health insurance	3,253	2,577	–	13	14	–	5,857
Total gross premiums	7,745	4,583	–	1,398	109	–	13,835
Less: ceded premiums	2,730	401	–	55	20	–	3,206
Net investment income (loss)	5,243	3,312	9	1,231	1,722	(77)	11,440
Fee income	741	172	2,929	254	100	(58)	4,138
Total revenue	10,999	7,666	2,938	2,828	1,911	(135)	26,207
Less:
Total benefits and expenses	10,235	7,226	2,097	2,525	1,843	(135)	23,791
Income tax expense (benefit)	73	33	310	42	(40)	–	418
Total net income (loss)	$691	$407	$531	$261	$108	$–	$1,998
2015
Gross premiums:
Annuities	$1,427	$119	$–	$–	$17	$–	$1,563
Life insurance	2,778	1,664	–	759	81	–	5,282
Health insurance	3,073	1,717	–	12	14	–	4,816
Total gross premiums	7,278	3,500	–	771	112	–	11,661
Less: ceded premiums	4,166	450	–	29	172	–	4,817
Net investment income (loss)	1,887	818	1	73	244	(46)	2,977
Fee income	722	152	2,720	225	121	(54)	3,886
Total revenue	5,721	4,020	2,721	1,040	305	(100)	13,707
Less:
Total benefits and expenses	4,945	3,747	1,893	765	299	(100)	11,549
Income tax expense (benefit)	148	40	314	37	(120)	–	419
Total net income (loss)	$628	$233	$514	$238	$126	$–	$1,739

5.     Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
September 30, 2016
Debt securities	$62,854	$13,185	$–	$76,039
Equity securities	$4,962	$769	$–	$5,731
Other invested assets	$1,966	$592	$1,293	$3,851

December 31, 2015
Debt securities	$56,785	$13,111	$–	$69,896
Equity securities	$4,426	$887	$–	$5,313
Other invested assets	$1,811	$327	$973	$3,111

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	47

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Fair value change:
Cash, cash equivalents and short-term securities	$1	$26	$(18)	$43
Debt securities	929	(30)	4,833	(753)
Equity securities	201	(302)	410	(250)
Derivative investments	(104)	(406)	2,305	(1,469)
Other invested assets	60	11	23	49
Total change in fair value through profit or loss assets and liabilities	1,087	(701)	7,553	(2,380)
Fair value changes on investment properties	5	47	99	163
Foreign exchange gains (losses)(1)	90	486	(517)	1,044
Fair value and foreign currency changes on assets and liabilities	$1,182	$(168)	$7,135	$(1,173)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $3 and $5 during the three and nine months ended September 30, 2016, respectively ($5 and $7 for the three and nine months ended September 30, 2015).

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2016	December 31, 2015	September 30, 2015
Cash	$1,732	$1,856	$1,647
Cash equivalents	4,312	4,822	3,776
Short-term securities	1,948	2,305	2,629
Cash, cash equivalents and short-term securities	7,992	8,983	8,052
Less: Bank overdraft, recorded in Other liabilities	129	166	140
Net cash, cash equivalents and short-term securities	$7,863	$8,817	$7,912

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

48	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value and fair value of the securitized mortgages as at September 30, 2016 are $1,013 and $1,040, respectively ($654 and $668 as at December 31, 2015). The carrying value and fair value of the associated liabilities as at September 30, 2016 are $1,042 and $1,088, respectively ($667 and $689 as at December 31, 2015). The carrying value of asset-backed securities in the PRA as at September 30, 2016 and December 31, 2015 are $33 and $17, respectively. There are no cash and cash equivalents in the PRA as at September 30, 2016 and December 31, 2015.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2015 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2016 and December 31, 2015.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2015 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,095	$897	$–	$7,992	$8,233	$750	$–	$8,983
Debt securities – fair value through profit or loss	1,255	61,003	596	62,854	1,205	55,053	527	56,785
Debt securities – available-for-sale	684	12,353	148	13,185	430	12,576	105	13,111
Equity securities – fair value through profit or loss	2,788	2,005	169	4,962	2,562	1,694	170	4,426
Equity securities – available-for-sale	589	173	7	769	709	178	–	887
Derivative assets	15	2,895	–	2,910	30	1,836	–	1,866
Other invested assets	925	147	1,486	2,558	888	144	1,106	2,138
Investment properties	–	–	6,492	6,492	–	–	6,540	6,540
Total invested assets	$13,351	$79,473	$8,898	$101,722	$14,057	$72,231	$8,448	$94,736
Investments for account of segregated fund holders	$26,647	$67,937	$802	$95,386	$27,714	$62,961	$765	$91,440
Total assets measured at fair value	$39,998	$147,410	$9,700	$197,108	$41,771	$135,192	$9,213	$186,176
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$4	$4
Derivative liabilities	37	2,766	–	2,803	8	3,370	–	3,378
Total liabilities measured at fair value	$37	$2,766	$3	$2,806	$8	$3,370	$4	$3,382

Debt securities – fair value through profit or loss consist of the following:

As at	September 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,733	$34	$2,767	$–	$2,342	$41	$2,383
Canadian provincial and municipal government	–	12,662	42	12,704	–	10,516	39	10,555
U.S. government and agency	1,255	59	5	1,319	1,205	59	8	1,272
Other foreign government	–	5,933	21	5,954	–	5,883	33	5,916
Corporate	–	36,077	378	36,455	–	33,325	343	33,668
Asset-backed securities:
Commercial mortgage-backed securities	–	1,614	80	1,694	–	1,516	1	1,517
Residential mortgage-backed securities	–	1,577	3	1,580	–	1,052	8	1,060
Collateralized debt obligations	–	34	22	56	–	34	28	62
Other	–	314	11	325	–	326	26	352
Total debt securities – fair value through profit or loss	$1,255	$61,003	$596	$62,854	$1,205	$55,053	$527	$56,785

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	49

Debt securities – available-for-sale consist of the following:

As at	September 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,843	$–	$1,843	$–	$1,637	$–	$1,637
Canadian provincial and municipal government	–	1,041	–	1,041	–	836	–	836
U.S. government and agency	684	90	–	774	430	–	–	430
Other foreign government	–	862	–	862	–	737	1	738
Corporate	–	6,254	61	6,315	–	7,463	63	7,526
Asset-backed securities:
Commercial mortgage-backed securities	–	943	12	955	–	940	–	940
Residential mortgage-backed securities	–	567	–	567	–	308	–	308
Collateralized debt obligations	–	227	42	269	–	221	–	221
Other	–	526	33	559	–	434	41	475
Total debt securities – available-for-sale	$684	$12,353	$148	$13,185	$430	$12,576	$105	$13,111

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2016 and September 30, 2015.

The following tables provide reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2016
Beginning balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Included in net income(1)(3)	1	–	(2)	–	28	(6)	21	4	25
Included in OCI(3)	–	1	–	–	(2)	–	(1)	–	(1)
Purchases	56	19	48	–	253	90	466	19	485
Sales	–	–	–	–	(33)	(131)	(164)	(11)	(175)
Settlements	(9)	(3)	(9)	–	–	–	(21)	–	(21)
Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–
Transfers (out) of Level 3(2)	(53)	–	–	–	–	–	(53)	–	(53)
Foreign currency translation(4)	4	1	1	–	2	28	36	(3)	33
Ending balance	$596	$148	$169	$7	$1,486	$6,492	$8,898	$802	$9,700
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$11	$(1)	$–	$–	$27	$(72)	$(35)	$3	$(32)

For the three months ended
September 30, 2015
Beginning balance	$771	$342	$165	$–	$923	$6,372	$8,573	$721	$9,294
Included in net income(1)(3)	2	4	2	–	46	28	82	21	103
Included in OCI(3)	–	1	–	–	1	–	2	–	2
Purchases	75	57	1	–	119	105	357	95	452
Sales	–	–	–	–	(35)	(121)	(156)	(117)	(273)
Settlements	(7)	(2)	–	–	–	–	(9)	–	(9)
Transfers into Level 3(2)	25	–	–	–	–	–	25	–	25
Transfers (out) of Level 3(2)	(237)	(34)	–	–	–	–	(271)	(10)	(281)
Foreign currency translation(4)	18	14	7	–	4	121	164	17	181
Ending balance	$647	$382	$175	$–	$1,058	$6,505	$8,767	$727	$9,494
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(2)	$1	$2	$–	$46	$56	$103	$24	$127

50	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)	6	2	(8)	–	(37)	66	29	13	42
Included in OCI(3)	–	1	–	–	(7)	–	(6)	–	(6)
Purchases	209	79	73	7	530	279	1,177	155	1,332
Sales	(6)	(3)	–	–	(105)	(277)	(391)	(38)	(429)
Settlements	(20)	(4)	(26)	–	–	–	(50)	–	(50)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(154)	(27)	(37)	–	–	–	(218)	(9)	(227)
Foreign currency translation(4)	(28)	(5)	(3)	–	(1)	(116)	(153)	(84)	(237)
Ending balance	$596	$148	$169	$7	$1,486	$6,492	$8,898	$802	$9,700
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$11	$–	$(7)	$–	$(37)	$37	$4	$9	$13

For the nine months ended
September 30, 2015
Beginning balance	$891	$280	$125	$–	$788	$6,108	$8,192	$530	$8,722
Included in net income(1)(3)	12	7	11	–	75	124	229	48	277
Included in OCI(3)	–	1	–	–	(5)	–	(4)	–	(4)
Purchases	247	262	28	–	259	261	1,057	214	1,271
Sales	(7)	(3)	(2)	–	(67)	(236)	(315)	(126)	(441)
Settlements	(61)	(12)	–	–	–	–	(73)	(1)	(74)
Transfers into Level 3(2)	107	8	–	–	–	–	115	16	131
Transfers (out) of Level 3(2)	(594)	(186)	–	–	–	–	(780)	(15)	(795)
Foreign currency translation(4)	52	25	13	–	8	248	346	61	407
Ending balance	$647	$382	$175	$–	$1,058	$6,505	$8,767	$727	$9,494
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(8)	$1	$8	$–	$76	$179	$256	$57	$313

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.

6.     Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2015 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2016. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	51

7.     Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended September 30, 2016			For the three months ended September 30, 2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$109,236	$4,615	$104,621	$98,568	$4,234	$94,334
Change in balances on in-force policies	1,580	362	1,218	(24)	98	(122)
Balances arising from new policies	885	18	867	301	26	275
Method and assumption changes	(171)	(156)	(15)	142	(58)	200
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,294	224	2,070	419	66	353
Acquisitions	34	1	33	–	–	–
Foreign exchange rate movements	555	61	494	2,459	233	2,226
Balances before Other policy liabilities and assets	112,119	4,901	107,218	101,446	4,533	96,913
Other policy liabilities and assets	6,631	536	6,095	6,381	577	5,804
Total Insurance contract liabilities and Reinsurance assets, end of period	$118,750	$5,437	$113,313	$107,827	$5,110	$102,717

	For the nine months ended September 30, 2016			For the nine months ended September 30, 2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$103,730	$4,812	$98,918	$95,243	$3,671	$91,572
Change in balances on in-force policies	7,401	399	7,002	(1,400)	135	(1,535)
Balances arising from new policies	2,518	79	2,439	1,715	241	1,474
Method and assumption changes	(157)	(161)	4	277	4	273
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	9,762	317	9,445	592	380	212
Acquisitions	2,230	1	2,229	–	–	–
Foreign exchange rate movements	(3,603)	(229)	(3,374)	5,611	482	5,129
Balances before Other policy liabilities and assets	112,119	4,901	107,218	101,446	4,533	96,913
Other policy liabilities and assets	6,631	536	6,095	6,381	577	5,804
Total Insurance contract liabilities and Reinsurance assets, end of period	$118,750	$5,437	$113,313	$107,827	$5,110	$102,717

52	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.A.ii Impact of Method and Assumption Changes

Impacts of method and assumptions changes on insurance contract liabilities net of reinsurance assets are as follows:

	For the three months ended September 30, 2016	For the nine months ended September 30, 2016	Description
Mortality / Morbidity	$(6)	$(4)	Updates to reflect mortality/morbidity experience.
Lapse and other policyholder behaviour	89	95	Updates to reflect lapse and other policyholder behaviour experience, largely in SLF US businesses that are closed to new sales.
Expense	18	14	Updates to reflect expense studies.
Investment returns	(325)	(325)	Updates to various investment related assumptions across the Company, which had the most significant impact in SLF U.S. and SLF Canada. The largest items were a reduction of the provision for investment risk in SLF Canada participating account, favourable changes to projected credit and swap spreads partially offset by changes to returns on non-fixed income assets.
Model enhancements and other	209	224	Various enhancements and methodology changes across all jurisdictions, including changes to provisions for reinsurance in SLF U.S.
Total impact	$(15)	$4

	For the three months ended September 30, 2015	For the nine months ended September 30, 2015	Description
Mortality / Morbidity	$(214)	$(204)	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour(1)	760	755	Updates to reflect experience as discussed below.
Expense	89	87	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and the individual wealth business in SLF Canada.
Investment returns	(173)	(170)	Updates to various investment related assumptions. The largest item is a change to the provision for investment risk in the SLF Canada participating account.
Model enhancements	(262)	(195)	Other changes, the largest of which is a change in the tax assumptions in the SLF U.S. insurance business.
Total impact	$200	$273

(1)

2015 changes in lapse and policyholder behaviour assumptions were primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at medium policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	53

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2016		For the three months ended September 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,263	$10	$2,149
Deposits	–	53	–	86
Interest	–	11	–	12
Withdrawals	–	(67)	(6)	(50)
Fees	–	(1)	–	(1)
Other	–	4	–	6
Foreign exchange rate movements	–	1	1	(5)
Balances, end of period	$3	$2,264	$5	$2,197

	For the nine months ended September 30, 2016		For the nine months ended September 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$4	$2,208	$16	$2,142
Deposits	–	246	–	265
Interest	–	34	–	33
Withdrawals	–	(233)	(12)	(249)
Fees	–	(3)	–	(3)
Other	–	13	(1)	11
Foreign exchange rate movements	(1)	(1)	2	(2)
Balances, end of period	$3	$2,264	$5	$2,197
Changes in investment contract liabilities with DPF are as follows:
	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Balances, beginning of period	$638	$683	$701	$661
Change in liabilities on in-force policies	–	(48)	(8)	(79)
Liabilities arising from new policies	–	4	–	7
Increase (decrease) in liabilities	–	(44)	(8)	(72)
Foreign exchange rate movements	8	39	(47)	89
Balances, end of period	$646	$678	$646	$678
7.C Gross Claims and Benefits Paid Gross claims and benefits paid consist of the following:
	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Maturities and surrenders	$549	$732	$1,892	$2,174
Annuity payments	465	443	1,401	1,309
Death and disability benefits	982	909	2,848	2,660
Health benefits	1,438	1,158	4,244	3,446
Policyholder dividends and interest on claims and deposits	220	274	822	818
Total gross claims and benefits paid	$3,654	$3,516	$11,207	$10,407

54	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.     Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Recovered claims and benefits	$881	$1,419	$2,688	$4,029
Commissions	145	24	172	52
Reserve adjustments	88	86	133	161
Operating expenses and other	82	133	247	396
Reinsurance (expenses) recoveries	$1,196	$1,662	$3,240	$4,638

9.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
		%		%		%		%
Total net income (loss)	$917		$527		$1,998		$1,739
Add: Income tax expense (benefit)	206		79		418		419
Total net income (loss) before income taxes	$1,123		$606		$2,416		$2,158
Taxes at the combined Canadian federal and provincial statutory income tax rate	$300	26.8	$162	26.8	$646	26.8	$577	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(67)	(6.0)	(52)	(8.6)	(58)	(2.4)	(28)	(1.3)
Tax (benefit) cost of unrecognized tax losses and tax credits	(1)	(0.1)	1	0.2	–	–	22	1.0
Tax exempt investment income	(23)	(2.1)	(14)	(2.3)	(129)	(5.4)	(90)	(4.3)
Tax rate and other legislative changes	2	0.2	–	–	2	0.1	(5)	(0.2)
Adjustments in respect of prior periods, including resolution of tax disputes	(2)	(0.2)	(30)	(5.1)	(21)	(0.9)	(65)	(3.0)
Other	(3)	(0.3)	12	2.0	(22)	(0.9)	8	0.4
Total tax expense (benefit) and effective income tax rate	$206	18.3	$79	13.0	$418	17.3	$419	19.4

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes, includes the impact of finalization of tax audits and tax filings in various jurisdictions, mainly in Canada and the U.S.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	55

10.    Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2015 Annual Consolidated Financial Statements.

As part of the revisions to the 2016 Minimum Continuing Capital and Surplus Requirements (“MCCSR”) Guidance of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”), disclosure of MCCSR ratios for holding companies and non-operating life companies is now required. SLF Inc.’s MCCSR ratio as at September 30, 2016 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at September 30, 2016 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2016. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2016.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

For the nine months ended September 30,	2016		2015
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	612.3	$8,567	613.1	$8,465
Stock options exercised	0.6	17	1.0	35
Common shares purchased for cancellation(1)	–	–	(5.3)	(74)
Shares issued under the dividend reinvestment and share purchase plan(2)	–	–	1.5	65
Shares issued as consideration for business acquisition	–	–	0.9	34
Balance, end of period	612.9	$8,584	611.2	$8,525

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 9 million common shares. The program expired on November 9, 2015. The purchases were made through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms (the “Exchanges”), at prevailing market rates. The common shares purchased and cancelled under this program during 2015 were purchased at an average price per share of $39.97 for a total price of $212. The total amount paid to purchase the shares was allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares was based on the average cost per common share and amounts paid above the average cost was allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.’s Dividend Reinvestment and Share Purchase Plan (“DRIP”) for dividend reinvestments in 2015 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases. Commencing with the dividends paid on March 31, 2016, common shares acquired under the DRIP are purchased by the plan agent on behalf of participants on the open market through the Exchanges.

10.B.ii Senior and Subordinated Debt

On September 19, 2016, SLF Inc. issued $1,000 principal amount of Series 2016-2 Subordinated 3.05% Fixed/Floating Debentures due 2028 (the “2016-2 Debentures”). The net proceeds of $995 will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries and repayment of indebtedness. The 2016-2 Debentures bear interest at a fixed rate of 3.05% per annum payable in equal semi-annual instalments to, but excluding September 19, 2023. From September 19, 2023 to, but excluding the maturity date of September 19, 2028, the 2016-2 Debentures will bear interest at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”) plus 1.85% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of OSFI, SLF Inc. may redeem the 2016-2 Debentures at any time, in whole or in part, on or after September 19, 2021 to, but excluding, September 19, 2023, at a redemption price equal to the greater of (i) a price based on the yield of a corresponding Government of Canada Bond, and (ii) par, and on or after September 19, 2023, on an interest payment date at a redemption price equal to par, together in each case with accrued and unpaid interest to, but excluding, the date fixed for the redemption. The 2016-2 Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The 2016-2 Debentures qualify as capital for Canadian regulatory purposes.

56	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On June 1, 2016, SLF Inc. redeemed all of the outstanding $950 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

On February 19, 2016, SLF Inc. issued $350 principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026 (the “2016-1 Debentures”). The net proceeds of $348 were used to partially fund the acquisition of Assurant EB and for general corporate purposes. The 2016-1 Debentures bear interest at a fixed rate of 3.10% per annum payable in equal semi-annual instalments to, but excluding February 19, 2021. From February 19, 2021 to, but excluding the maturity date of February 19, 2026, the 2016-1 Debentures will bear interest at a variable rate equal to CDOR plus 2.20% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of OSFI, SLF Inc. may redeem the 2016-1 Debentures, in whole or in part, on or after February 19, 2021 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The 2016-1 Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The 2016-1 Debentures qualify as capital for Canadian regulatory purposes.

10.B.iii Preferred Shares

On August 15, 2016, SLF Inc. announced that it did not intend to exercise its right to redeem its Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the “Series 10R Shares”) on September 30, 2016 and therefore, holders of these shares had a right to convert all or part of their Series 10R Shares on a one-for-one basis into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the “Series 11QR Shares”) on September 30, 2016. On September 30, 2016, 1.1 million of the 8 million Series 10R Shares were converted into Series 11QR Shares. As a result, 6.9 million Series 10R Shares and 1.1 million of the Series 11QR Shares were outstanding as at September 30, 2016. On September 30, 2016, the quarterly dividend rate on the Series 10R Shares was reset for the period commencing on September 30, 2016 to but excluding September 30, 2021 to 2.842% per annum. Holders of the Series 11QR Shares will receive a floating non-cumulative quarterly dividend at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. The dividend rate on the Series 11QR Shares for the period commencing on September 30, 2016 to but excluding December 31, 2016, is 2.682% per annum. Subject to regulatory approval, SLF Inc. may redeem the Series 10R Shares and the Series 11QR Shares in whole or in part, at par, on September 30, 2021 and on September 30 every five years thereafter and may redeem the Series 11QR Shares on any other date at $25.50 per share.

11.    Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2016	December 31, 2015
Segregated and mutual fund units	$81,491	$76,076
Equity securities	9,867	11,169
Debt securities	3,485	3,217
Cash, cash equivalents and short-term securities	464	719
Investment properties	386	479
Mortgages	31	36
Other assets	127	152
Total assets	$95,851	$91,848
Less: Liabilities arising from investing activities	$465	$408
Total investments for account of segregated fund holders	$95,386	$91,440

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	57

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Balances, beginning of period	$84,759	$82,713	$6,704	$7,787
Additions to segregated funds:
Deposits	2,271	2,608	23	18
Net transfer (to) from general funds	(41)	(27)	–	–
Net realized and unrealized gains (losses)	3,380	(3,003)	457	(452)
Other investment income	489	398	26	56
Total additions	$6,099	$(24)	$506	$(378)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,330	2,064	147	143
Management fees	206	204	17	17
Taxes and other expenses	76	39	6	(2)
Foreign exchange rate movements	36	(369)	42	(246)
Total deductions	$2,648	$1,938	$212	$(88)
Net additions (deductions)	$3,451	$(1,962)	$294	$(290)
Acquisition	$178	–	–	–
Balances, end of period	$88,388	$80,751	$6,998	$7,497

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Balances, beginning of period	$83,670	$76,736	$7,770	$7,202
Additions to segregated funds:
Deposits	7,786	9,434	73	90
Net transfers (to) from general funds	(174)	(40)	–	–
Net realized and unrealized gains (losses)	4,439	(441)	705	(224)
Other investment income	1,193	1,048	127	166
Total additions	$13,244	$10,001	$905	$32
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	6,605	6,418	436	516
Management fees	595	600	53	61
Taxes and other expenses	193	116	13	5
Foreign exchange rate movements	1,311	(1,148)	1,175	(845)
Total deductions	$8,704	$5,986	$1,677	$(263)
Net additions (deductions)	$4,540	$4,015	$(772)	$295
Acquisition	$178	$–	$–	$–
Balances, end of period	$88,388	$80,751	$6,998	$7,497

12.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

58	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2016
Revenue	$124	$6,486	$1,561	$(279)	$7,892
Shareholders’ net income (loss)	$762	$518	$190	$(708)	$762

September 30, 2015
Revenue	$94	$3,686	$1,422	$(509)	$4,693
Shareholders’ net income (loss)	$506	$490	$(25)	$(465)	$506

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2016
Revenue	$628	$21,882	$5,962	$(2,265)	$26,207
Shareholders’ net income (loss)	$1,830	$1,160	$197	$(1,357)	$1,830

September 30, 2015
Revenue	$283	$10,820	$3,386	$(782)	$13,707
Shareholders’ net income (loss)	$1,725	$1,371	$226	$(1,597)	$1,725

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2016
Invested assets	$22,930	$138,228	$6,563	$(21,887)	$145,834
Total other general fund assets	$10,125	$24,650	$22,523	$(38,811)	$18,487
Investments for account of segregated fund holders	$–	$95,337	$49	$–	$95,386
Insurance contract liabilities	$–	$119,089	$8,172	$(8,511)	$118,750
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$11,451	$24,396	$18,412	$(33,556)	$20,703

December 31, 2015
Invested assets	$20,695	$130,977	$5,794	$(19,503)	$137,963
Total other general fund assets	$10,922	$21,279	$22,265	$(37,016)	$17,450
Investments for account of segregated fund holders	$–	$91,389	$51	$–	$91,440
Insurance contract liabilities	$–	$110,568	$7,029	$(7,370)	$110,227
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$10,367	$22,386	$20,380	$(32,278)	$20,855

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	59

13.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Common shareholders’ net income (loss) for basic earnings per share	$737	$482	$1,757	$1,649
Add: increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$740	$485	$1,765	$1,657
Weighted average number of common shares outstanding for basic earnings per share (in millions)	613	611	613	612
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	5	5	5	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	617	619	618
Basic earnings (loss) per share	$1.20	$0.79	$2.87	$2.69
Diluted earnings (loss) per share	$1.20	$0.79	$2.85	$2.68

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three and nine months ended September 30, 2016 (2 million for the three and nine months ended September 30, 2015) because these stock options were antidilutive for the period.

14.    Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	2016			2015
For the three months ended September 30,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,421	$137	$1,558	$1,417	$558	$1,975
Unrealized gains (losses) on available-for-sale assets	453	75	528	452	(147)	305
Unrealized gains (losses) on cash flow hedges	(13)	–	(13)	5	–	5
Share of other comprehensive income (loss) in joint ventures and associates	27	19	46	89	(69)	20
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(276)	(14)	(290)	(134)	(2)	(136)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$1,618	$217	$1,835	$1,835	$340	$2,175
Total attributable to:
Participating policyholders	$13	$2	$15	$11	$4	$15
Non-controlling interest	(1)	–	(1)	–	–	–
Shareholders	1,606	215	1,821	1,824	336	2,160
Total	$1,618	$217	$1,835	$1,835	$340	$2,175

60	Sun Life Financial Inc.	Third Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	2016			2015
For the nine months ended September 30,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$2,385	$(827)	$1,558	$783	$1,192	$1,975
Unrealized gains (losses) on available-for-sale assets	225	303	528	523	(218)	305
Unrealized gains (losses) on cash flow hedges	3	(16)	(13)	6	(1)	5
Share of other comprehensive income (loss) in joint ventures and associates	76	(30)	46	21	(1)	20
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(218)	(72)	(290)	(169)	33	(136)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$2,477	$(642)	$1,835	$1,170	$1,005	$2,175
Total attributable to:
Participating policyholders	$18	$(3)	$15	$6	$9	$15
Non-controlling interest	–	(1)	(1)	–	–	–
Shareholders	2,459	(638)	1,821	1,164	996	2,160
Total	$2,477	$(642)	$1,835	$1,170	$1,005	$2,175

15.    Joint Ventures and Associates

On April 11, 2016, we completed a transaction to increase our ownership in Birla Sun Life Insurance Company Limited (“BSLI”), from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited for consideration of $333, which includes transaction costs.

On January 7, 2016 and on July 1, 2016 we increased our investment in our joint venture in PVI Sun Life and CSL from 49% to 75% and from 49% to 100%, respectively. As a result we have obtained control of PVI Sun Life and CSL and they will no longer be classified as joint ventures. These transactions are described in Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2016	61